Exhibit 1

17 October 2007

Westpac completes satisfactory due diligence of RAMS

On 2 October 2007 Westpac announced that it had reached agreement to acquire the RAMS franchise distribution business for $140m.

A condition of the agreement was that Westpac would not find anything in the course of its due diligence that has a material adverse impact on the assets, liabilities, financial position or the prospects of the RAMS franchise distribution business.

Westpac completed its due diligence on 16 October 2007 and no material adverse impacts were found.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510